EXHIBIT 99.1

NewsRelease

TC Energy to hold annual meeting of common shareholders and
issue first quarter 2022 results on April 29

CALGARY, Alberta – April 8, 2022 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) will hold its 2022 annual meeting of common shareholders on Friday, April 29, 2022 at 10 a.m. MDT / 12 p.m. EDT.
As virtual shareholder meeting technology continues to advance, and matters of public health and safety remain top of mind, TC Energy will hold its meeting in a virtual-only format with a live webcast. It will also be archived and available for replay following the meeting, including the live question and answer session.
For more information on participating in the virtual meeting, please visit the annual meeting page on our website at 2022 Annual Meeting of Shareholders (tcenergy.com).
First quarter 2022 financial results will also be released pre-market on April 29, 2022. François Poirier, TC Energy President and Chief Executive Officer; Joel Hunter, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team will host a conference call and webcast to discuss the results and provide an update on recent company developments at 1 p.m. MDT / 3 p.m. EDT.
Members of the investment community and other interested parties are invited to participate by calling 1-800-319-4610. No passcode is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on our website at TC Energy — Events and presentations or via the following URL: https://www.gowebcasting.com/11768.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight EDT on May 6, 2022. Please call 1-855-669-9658 and enter passcode 8702.
About TC Energy
We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and liquids pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, innovation, responsibility, collaboration and integrity, our people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Suzanne Wilton
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522